================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                   ----------
                                (AMENDMENT NO. 4)

                                  BIOTIME INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

COMMON SHARES, PAR VALUE $.01 PER SHARE                     09066L105
--------------------------------------------------------------------------------
    (Title of class of securities)                        (CUSIP number)

                            Gary K. Duberstein, Esq.
                             Greenway Partners, L.P.
                           277 Park Avenue, 27th Floor
                            New York, New York 10172

                                 (212) 350-5100
--------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

                                 March 27, 2001
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following page(s))
                              (Page 1 of 10 Pages)

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NY2:\1026669\06\M06L06!.DOC\56392.0003

----------------------------------------------------------------------              ------------------------------------------------
CUSIP No. 09066L105                                                        13D                    Page 2 of 10 Pages
----------------------------------------------------------------------              ------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

        1           NAME OF REPORTING PERSON:  GREENBELT CORP.


                    S.S. OR I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON:  13-3791931
------------------- ----------------------------------------------------------------------------------------------------------------
                                                                                                                            (A) [X]
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (B) [_]
------------------- ----------------------------------------------------------------------------------------------------------------

        3           SEC USE ONLY
------------------- ----------------------------------------------------------------------------------------------------------------

        4           SOURCE OF FUNDS:  00
------------------- ----------------------------------------------------------------------------------------------------------------

        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                     [_]
------------------- ----------------------------------------------------------------------------------------------------------------

        6           CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
------------------- ----------------------------------------------------------------------------------------------------------------

          NUMBER OF              7     SOLE VOTING POWER                                                                  1,023,550
           SHARES
------------------------------ ------- ---------------------------------------------------------------------------------------------

        BENEFICIALLY             8     SHARED VOTING POWER:                                                                       0
          OWNED BY
------------------------------ ------- ---------------------------------------------------------------------------------------------

            EACH                 9     SOLE DISPOSITIVE POWER:                                                            1,023,550
          REPORTING
------------------------------ ------- ---------------------------------------------------------------------------------------------

         PERSON WITH             10    SHARED DISPOSITIVE POWER:                                                                  0

------------------- ----------------------------------------------------------------------------------------------------------------

        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                    REPORTING PERSON:                                                                                   1,023,550
------------------- ----------------------------------------------------------------------------------------------------------------
                                                                                                                                [_]
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
------------------- ----------------------------------------------------------------------------------------------------------------

        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                        8.6%

------------------- ----------------------------------------------------------------------------------------------------------------

        14          TYPE OF REPORTING PERSON:                          CO
------------------- ----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------              -----------------------------------------------
CUSIP No. 09066L105                                                        13D                    Page 3 of 10 Pages
----------------------------------------------------------------------              -----------------------------------------------

------------------- ----------------------------------------------------------------------------------------------------------------

        1           NAME OF REPORTING PERSON:  GREENWAY PARTNERS, L.P.


                    S.S. OR I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON:  13-3714238
------------------- ----------------------------------------------------------------------------------------------------------------
                                                                                                                           (A) [X]
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                      (B) [_]
------------------- ----------------------------------------------------------------------------------------------------------------

        3           SEC USE ONLY
------------------- ----------------------------------------------------------------------------------------------------------------

        4           SOURCE OF FUNDS:  WC, OO
------------------- ----------------------------------------------------------------------------------------------------------------

        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                     [_]
------------------- ----------------------------------------------------------------------------------------------------------------

        6           CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
------------------- ----------------------------------------------------------------------------------------------------------------

          NUMBER OF              7     SOLE VOTING POWER:                                                                   90,750
           SHARES
------------------------------ ------- --------------------------------------------------------------------------------------------

        BENEFICIALLY             8     SHARED VOTING POWER:                                                                     0
          OWNED BY
------------------------------ ------- --------------------------------------------------------------------------------------------

            EACH                 9     SOLE DISPOSITIVE POWER:                                                             90,750
          REPORTING
------------------------------ ------- --------------------------------------------------------------------------------------------

         PERSON WITH             10    SHARED DISPOSITIVE POWER:                                                                0

------------------- ----------------------------------------------------------------------------------------------------------------

        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                    REPORTING PERSON:                                                                                      90,750
------------------- ----------------------------------------------------------------------------------------------------------------
                                                                                                                               [_]
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
------------------- ----------------------------------------------------------------------------------------------------------------

        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                       0.8%
------------------- ----------------------------------------------------------------------------------------------------------------

        14          TYPE OF REPORTING PERSON:                          PN
------------------- ----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------              ------------------------------------------------
CUSIP No. 09066L105                                                        13D                    Page 4 of 10 Pages
----------------------------------------------------------------------              ------------------------------------------------

------------------- ----------------------------------------------------------------------------------------------------------------

        1           NAME OF REPORTING PERSON:  GREENHOUSE PARTNERS, L.P.


                    S.S. OR I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON:  13-3793447
------------------- ----------------------------------------------------------------------------------------------------------------
                                                                                                                            (A) [X]
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (B) [_]
------------------- ----------------------------------------------------------------------------------------------------------------

        3           SEC USE ONLY
------------------- ----------------------------------------------------------------------------------------------------------------

        4           SOURCE OF FUNDS:   WC, AF, OO
------------------- ----------------------------------------------------------------------------------------------------------------

        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                     [_]
------------------- ----------------------------------------------------------------------------------------------------------------

        6           CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
------------------- ----------------------------------------------------------------------------------------------------------------

          NUMBER OF              7     SOLE VOTING POWER:                                                                         0
           SHARES
------------------------------ ------- ---------------------------------------------------------------------------------------------

        BENEFICIALLY             8     SHARED VOTING POWER:                                                                  90,750
          OWNED BY
------------------------------ ------- ---------------------------------------------------------------------------------------------

            EACH                 9     SOLE DISPOSITIVE POWER:                                                                    0
          REPORTING
------------------------------ ------- ---------------------------------------------------------------------------------------------

         PERSON WITH             10    SHARED DISPOSITIVE POWER:                                                             90,750

------------------- ----------------------------------------------------------------------------------------------------------------

        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                                                   90,750
                    REPORTING PERSON:
------------------- ----------------------------------------------------------------------------------------------------------------
                                                                                                                                [_]
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
------------------- ----------------------------------------------------------------------------------------------------------------

        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                        0.8%
------------------- ----------------------------------------------------------------------------------------------------------------

        14          TYPE OF REPORTING PERSON:                          PN
------------------- ----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------              ------------------------------------------------
CUSIP No. 09066L105                                                        13D                    Page 5 of 10 Pages
----------------------------------------------------------------------              ------------------------------------------------

------------------- ----------------------------------------------------------------------------------------------------------------

        1           NAME OF REPORTING PERSON:  ALFRED D. KINGSLEY


                    S.S. OR I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON:
------------------- ----------------------------------------------------------------------------------------------------------------
                                                                                                                            (A) [X]
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (B) [_]
------------------- ----------------------------------------------------------------------------------------------------------------

        3           SEC USE ONLY
------------------- ----------------------------------------------------------------------------------------------------------------

        4           SOURCE OF FUNDS:  PF, AF, OO
------------------- ----------------------------------------------------------------------------------------------------------------

        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                     [_]
------------------- ----------------------------------------------------------------------------------------------------------------

        6           CITIZENSHIP OR PLACE OF ORGANIZATION:  United States
------------------- ----------------------------------------------------------------------------------------------------------------

          NUMBER OF              7     SOLE VOTING POWER:                                                                   703,142
           SHARES
------------------------------ ------- ---------------------------------------------------------------------------------------------

        BENEFICIALLY             8     SHARED VOTING POWER:                                                               1,114,300
          OWNED BY
------------------------------ ------- ---------------------------------------------------------------------------------------------

            EACH                 9     SOLE DISPOSITIVE POWER:                                                              703,142
          REPORTING
------------------------------ ------- ---------------------------------------------------------------------------------------------

         PERSON WITH             10    SHARED DISPOSITIVE POWER:                                                          1,114,300

------------------- ----------------------------------------------------------------------------------------------------------------

        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                    REPORTING PERSON:                                                                                    1,817,442
------------------- ----------------------------------------------------------------------------------------------------------------
                                                                                                                                [_]
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
------------------- ----------------------------------------------------------------------------------------------------------------

        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                      15.1%
------------------- ----------------------------------------------------------------------------------------------------------------

        14          TYPE OF REPORTING PERSON:                          IN
------------------- ----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------              ------------------------------------------------
CUSIP No. 09066L105                                                        13D                    Page 6 of 10 Pages
----------------------------------------------------------------------              ------------------------------------------------

------------------- ----------------------------------------------------------------------------------------------------------------

        1           NAME OF REPORTING PERSON:  GARY K. DUBERSTEIN


                    S.S. OR I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON:
------------------- ----------------------------------------------------------------------------------------------------------------
                                                                                                                            (A) [X]
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (B) [_]
------------------- ----------------------------------------------------------------------------------------------------------------

        3           SEC USE ONLY
------------------- ----------------------------------------------------------------------------------------------------------------

        4           SOURCE OF FUNDS:  PF, AF, OO
------------------- ----------------------------------------------------------------------------------------------------------------

        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                     [_]
------------------- ----------------------------------------------------------------------------------------------------------------

        6           CITIZENSHIP OR PLACE OF ORGANIZATION:  United States
------------------- ----------------------------------------------------------------------------------------------------------------

          NUMBER OF              7     SOLE VOTING POWER:                                                                    10,895
           SHARES
------------------------------ ------- ---------------------------------------------------------------------------------------------

        BENEFICIALLY             8     SHARED VOTING POWER:                                                               1,114,300
          OWNED BY
------------------------------ ------- ---------------------------------------------------------------------------------------------

            EACH                 9     SOLE DISPOSITIVE POWER:                                                               10,895
          REPORTING
------------------------------ ------- ---------------------------------------------------------------------------------------------

         PERSON WITH             10    SHARED DISPOSITIVE POWER:                                                          1,114,300

------------------- ----------------------------------------------------------------------------------------------------------------

        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                    REPORTING PERSON:                                                                                    1,125,195
------------------- ----------------------------------------------------------------------------------------------------------------
                                                                                                                                [_]
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
------------------- ----------------------------------------------------------------------------------------------------------------

        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                       9.4%
------------------- ----------------------------------------------------------------------------------------------------------------

        14          TYPE OF REPORTING PERSON:                          IN
------------------- ----------------------------------------------------------------------------------------------------------------

         This Amendment No. 4 ("Amendment No. 4") amends and supplements the statement on Schedule 13D (as amended by Amendment No. 1, dated May 14, 1998, Amendment No. 2, dated August 18, 2000, and Amendment No. 3, dated December 8, 2000, the "Statement") relating to the common stock, par value $.01 per share (the "Shares"), of BioTime Inc., a California corporation (the "Company"), filed by and on behalf of Greenbelt Corp. ("Greenbelt"), Greenway Partners, L.P. ("Greenway"), Greenhouse Partners, L.P. ("Greenhouse"), Alfred D. Kingsley and Gary K. Duberstein (collectively, the "Reporting Persons"). Unless otherwise defined herein, the information set forth in the Statement remains unchanged. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings previously ascribed to them in the previous filing of the Statement.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Company issued a warrant to Kingsley (the "Kingsley Warrant") to acquire 50,000 Shares, pursuant to a Warrant Agreement between Kingsley and the Company (the "Kingsley Warrant Agreement") as partial consideration for making available a loan in the amount of $1,000,000, by Kingsley to the Company (the "Loan"). Kingsley made the Loan available on March 27, 2001 pursuant to a Revolving Line of Credit Agreement by and between the Company and Kingsley dated as of such date (the "Revolving Credit Agreement"). Mr. Kingsley made such Loan available from his personal funds. The Revolving Credit Agreement is annexed hereto as Exhibit 8 and incorporated herein by reference.

         Except as indicated above, the information set forth in the Item 3 of the Statement remains unchanged.

ITEM 4. PURPOSE OF TRANSACTION

         Pursuant to the Kingsley Warrant Agreement and under the Kingsley Warrant, Kingsley may, until March 26, 2006, acquire up to 50,000 Shares at a price per share of $8.31, subject to adjustment as provided therein. The Kingsley Warrant Agreement is annexed hereto as Exhibit 9 and incorporated herein by reference and a form of the Kingsley Warrant is annexed as Exhibit A thereto.

         Except as indicated above, the information set forth in the Item 4 of the Statement remains unchanged.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 1,828,337 Shares constituting 15.2% of the outstanding Shares. Pursuant to Rule 13d-3 under the Securities and Exchange Act of 1934, (i) such aggregate number includes 466,908 Shares subject to warrants owned by Greenbelt (the "Greenbelt Warrant Shares"), 7,500 Shares to be issued to Greenbelt on March 31, 2001 pursuant to the Consulting Agreement and 50,000 Shares subject to the Kingsley Warrant (the "Kingsley Warrant Shares" and, together with the Greenbelt Warrant Shares, the "Warrant Shares") and (ii) such percentage of Shares beneficially owned by the Reporting Persons is determined based upon an aggregate of 12,017,127 Shares outstanding consisting of (a) the 11,492,719 Shares outstanding on March 26, 2001 based upon correspondence from legal counsel to the Company dated March 26, 2001, (b) the 516,908 Warrant Shares and (c) 7,500 shares to be issued on March 31, 2001 pursuant to the Consulting Agreement (the "March Consulting Shares"). The Reporting Persons may be deemed to have direct beneficial ownership of Shares as set forth in the following table. In such table, pursuant to Rule 13d-3, the Greenbelt Warrant Shares are deemed outstanding for determining the percentage ownership of Shares by Greenbelt, the direct beneficial owner of the 466,908 Greenbelt Warrant

Shares, and the Kingsley Warrant Shares are deemed outstanding for determining the percentage ownership of Shares by Kingsley, the direct beneficial owner of the 50,000 Kingsley Warrant Shares.

                                                      APPROXIMATE PERCENTAGE
             NAME           NUMBER OF SHARES           OF OUTSTANDING SHARES
             ----           ----------------           ---------------------

          Greenbelt             1,023,550                      8.6%
           Greenway                90,750                      0.8%
           Kingsley               703,142                      6.1%
          Duberstein               10,895                      0.1%

         Greenbelt has direct beneficial ownership of 556,642 Shares including the March Consulting Shares and the 466,908 Greenbelt Warrant Shares. Each of Messrs. Kingsley and Duberstein, as executive officers and directors of Greenbelt, may be deemed to beneficially own the Greenbelt Warrant Shares which Greenbelt beneficially owns. Each of Messrs. Kingsley and Duberstein disclaims beneficial ownership of such Shares for all other purposes.

         Greenhouse, as the general partner of Greenway, may be deemed to own beneficially (as that term is defined in Rule 13d-3) Shares which Greenway may be deemed to possess direct beneficial ownership. Each of Messrs. Kingsley and Duberstein, as general partners of Greenhouse, may be deemed to beneficially own Shares which Greenhouse may be deemed to beneficially own. Each of Messrs. Kingsley and Duberstein disclaims beneficial ownership of such Shares for all other purposes.

         (b) If Greenbelt were to exercise in full the Greenbelt Warrants, which are all presently exercisable and were to acquire the 7,500 March Consulting Shares, it would then have the sole power to vote or direct the vote of 1,023,550 Shares and the sole power to dispose or direct the disposition of such Shares. Messrs. Kingsley and Duberstein may be deemed to share with Greenbelt the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

         Greenway has the sole power to vote or direct the vote of 90,750 Shares and the sole power to dispose or direct the disposition of such Shares. Greenhouse and Messrs. Kingsley and Duberstein may be deemed to share with Greenway the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

         If Mr. Kingsley were to exercise in full the Kingsley Warrant, which is presently exercisable, he would have the sole power to vote or direct the vote of 703,142 Shares and the sole power to dispose or direct the disposition of such Shares.

         Mr. Duberstein has the sole power to vote or direct the vote of 10,895 Shares and the sole power to dispose or direct the disposition of such Shares.

         (c) Not Applicable.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares or the Warrants.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The Kingsley Warrant Agreement provides Kingsley with certain rights to require the Company to register both the Kingsley Warrants and the Kingsley Warrant Shares under the Securities and Exchange Act of 1933, as amended.

         Except as indicated above, the information set forth in the Item 6 of the Statement remains unchanged.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

                  The following Exhibits are filed herewith:

                          DESCRIPTION
                          -----------

         8. Revolving Credit Agreement by and between BioTime, Inc. and Alfred D. Kingsley, dated as of March 27, 2001.

         9. Kingsley Warrant Agreement, dated as of March 27, 2001, between BioTime, Inc. and Alfred D. Kingsley.

                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.

Dated: March 30, 2001


                        GREENHOUSE, L.P.


                        By:      /s/Gary K. Duberstein
                                 --------------------------------------------
                                 Gary K. Duberstein,
                                 General Partner


                        GREENWAY PARTNERS, L.P.


                        By:      Greenhouse Partners, L.P.,
                                 its general partner

                                 By:      /s/Gary K. Duberstein
                                          -----------------------------------
                                          Gary K. Duberstein,
                                          General Partner


                        GREENBELT CORP.


                        By:      /s/Alfred D. Kingsley
                                 --------------------------------------------
                                 Alfred D. Kingsley,
                                 President


                        /s/Alfred D. Kingsley
                        -----------------------------------------------------
                        Alfred D. Kingsley


                        /s/Gary K. Duberstein
                        -----------------------------------------------------
                        Gary K. Duberstein

                                  EXHIBIT INDEX


EXHIBIT NO.       DESCRIPTION
-----------       -----------

         8. Revolving Credit Agreement by and between BioTime, Inc. and Alfred D. Kingsley, dated as of March 27, 2001.

         9. Kingsley Warrant Agreement, dated as of March 27, 2001, between BioTime, Inc. and Alfred D. Kingsley.